Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-197364

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 10, 2015.

Preliminary Pricing Supplement to the Product Prospectus Supplement No. 1 dated August 1, 2014 and Prospectus Dated July 28, 2014	$[ ● ] Callable Step Up Notes Due June 30, 2025 The Toronto-Dominion Bank

The Toronto-Dominion Bank ("TD" or “we”) is offering the Callable Step Up Notes due June 30, 2025 (the “Notes”) described below.

CUSIP / ISIN: 89114QTE8 / US89114QTE88

The Notes will accrue interest at the following per annum fixed rates:

▪ Year 1-3:	2.50%
▪ Year 4-5:	3.00%
▪ Year 6-7:	4.00%
▪ Year 8-9:	5.00%
▪ Year 10:	6.00%

TD will pay interest on the Notes quarterly on the 30th day of March, June, September, and December of each year (each an “Interest Payment Date”), commencing on September 30, 2015.

TD may, at its option, elect to redeem the Notes in whole, but not in part, on any Optional Call Date, upon five Business Days’ prior written notice, commencing on June 30, 2017.

Any payments on the Notes are subject to the credit risk of TD. The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

The Notes will not be listed on any securities exchange.

Investment in the Notes involves a number of risks. See “Additional Risk Factors” on page P-5 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement no. 1 dated August 1, 2014 (the “product prospectus supplement”) and “Risk Factors” on page 1 of the prospectus dated July 28, 2014 (the “prospectus”).

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about June 30, 2015, against payment in immediately available funds.

	Public Offering Price[1]	Underwriting Discount[2]	Proceeds to TD
Per Security	$1,000.00	$	$
Total	$	$	$

1 Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $973.50 (97.35%) per $1,000 principal amount of the Notes.

2 TD Securities (USA) LLC may receive a commission of up to $33.00 (3.30%) per $1,000 principal amount of the Notes and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-7 of this pricing supplement.

TD SECURITIES (USA) LLC	P-1

Callable Step Up Notes Due June 30, 2025

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities
Type of Note:	Callable Step Up Notes
CUSIP / ISIN:	89114QTE8 / US89114QTE88
Underwriter:	TD Securities (USA) LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof.
Principal Amount:	$1,000 per Note
Pricing Date:	June 25, 2015
Issue Date:	June 30, 2015
Maturity Date:	June 30, 2025, subject to redemption by TD prior to the maturity date as set forth below under "Redemption."
Payment at Maturity:	If the Notes have not been redeemed by us, as described elsewhere in this pricing supplement, TD will pay you the Principal Amount of your Notes plus any accrued and unpaid interest.
Interest Rate:

Rates per annum, payable quarterly in arrears (equal payments):

June 30, 2015 to but excluding June 30, 2018:      2.50%

June 30, 2018 to but excluding June 30, 2020:      3.00%

June 30, 2020 to but excluding June 30, 2022:      4.00%

June 30, 2022 to but excluding June 30, 2024:      5.00%

June 30, 2024 to but excluding June 30, 2025:      6.00%

Day Count Fraction:	30/360
Interest Payment Dates:	Quarterly, on the 30th day of March, June, September, and December of each year, commencing on September 30, 2015. If an Interest Payment Date is not a Business Day, interest shall be paid on the next Business Day, without adjustment for period end dates and no interest shall be paid in respect of the delay.
Redemption:	The Notes are redeemable by TD, in whole, but not in part, on any Optional Call Date at 100% of their Principal Amount together with accrued and unpaid interest, if any, to, but excluding the applicable Optional Call Date. TD will provide written notice to DTC at least five (5) Business Days prior to the applicable Optional Call Date.
Optional Call Dates:	The 30th day of March, June, September, and December of each year, commencing on June 30, 2017, and ending on the Maturity Date. If an Optional Call Date is not a Business Day, then the Notes shall be redeemable on the next Business Day and no interest shall be paid in respect of the delay.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
TD SECURITIES (USA) LLC	P-2

U.S. Tax Treatment:	The Notes should be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount. Please see the discussion (including the opinion of Morrison & Foerster LLP, our special U.S. federal income tax counsel) in the prospectus under “Tax Consequences—United States Taxation” and in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year— Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes,” which apply to your Notes.
Canadian Tax Treatment:	Please see the discussion under “Canadian Taxation” on page P-6 of this pricing supplement, which applies to your Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Forms of the Debt Securities” and “Book-Entry Procedures and Settlement” in the prospectus).
Terms Incorporated in the Master Note:	All of the terms appearing above the item captioned “Listing” beginning on page P-2 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this pricing supplement.
TD SECURITIES (USA) LLC	P-3

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” on page P-5 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement and “Risk Factors” on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Prospectus dated July 28, 2014:
http://www.sec.gov/Archives/edgar/data/947263/000121465914005375/s723140424b5.htm
▪	Product Prospectus Supplement No. 1 dated August 1, 2014:
http://www.sec.gov/Archives/edgar/data/947263/000121465914005514/s731140424b5.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

TD SECURITIES (USA) LLC	P-4

Additional Risk Factors

The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Investors are dependent on TD’s ability to pay all amounts due on the Notes on the Interest Payment Dates and the Maturity Date, and, therefore, investors are subject to the credit risk of TD and to changes in the market’s view of TD’s creditworthiness. Any decrease in TD’s credit ratings or increase in the credit spreads charged by the market for taking TD’s credit risk is likely to adversely affect the market value of the Notes.

The Notes Are Subject to Early Redemption at TD's Option.

TD has the option to redeem the Notes on any Optional Call Dates as set forth above. It is more likely that we will redeem the Notes prior to the Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to their stated Maturity Date, you may have to re-invest the proceeds in a lower rate environment.

The Step Up Feature Presents Different Investment Considerations Than Fixed Rate Notes.

The interest rate payable on the Notes during their term will increase from the initial interest rate, subject to TD's right to redeem the notes on any Optional Call Date. You should not expect to earn the higher stated interest rates which are applicable only after the first Optional Call Date because the Notes may be redeemed prior to the stated Maturity Date. Should general market interest rates increase beyond the rates provided by the Notes during the term of the Notes, we will likely not redeem the Notes, and investors will be holding Notes that bear interest at below-market rates.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. TD Securities (USA) LLC and other affiliates of TD may make a market for the Notes; however, they are not required to do so. TD Securities (USA) LLC or any other affiliate of TD may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

Significant Aspects of the Tax Treatment of the Notes May Be Uncertain.

The U.S. tax treatment of the Notes may be uncertain. Please read carefully the section entitled “Tax Consequences — United States Taxation” in the prospectus and the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the product prospectus supplement. You should consult your tax advisor about your own tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see “Canadian Taxation” in this pricing supplement. If you are not a Non-resident Holder (as that term is defined in “Canadian Taxation” in this pricing supplement) or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

TD SECURITIES (USA) LLC	P-5

Canadian Taxation

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) and Income Tax Regulations issued thereunder (the “Canadian Tax Regulations”) generally applicable to a holder who acquires beneficial ownership of a Note upon the initial issuance of the Note by TD pursuant to this pricing supplement, and who, for purposes of the Canadian Tax Act and any applicable income tax convention, at all relevant times, is not resident and is not deemed to be resident in Canada, and who, for purposes of the Canadian Tax Act, at all relevant times, (i) deals at arm’s length with TD and any Canadian resident (or deemed Canadian resident) to whom the holder disposes of the debt security, (ii) is entitled to receive all payments (including any interest and principal) made on the Note, (iii) is not, and deals at arm’s length with each person who is, a “specified shareholder” of TD for purposes of the thin capitalization rules in the Canadian Tax Act, (iv) holds the Note as capital property, (v) does not use or hold and is not deemed to use or hold the Note in or in the course of carrying on a business in Canada and (vi) is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-resident Holder”).

This summary is based upon the current provisions of the Canadian Tax Act and the Canadian Tax Regulations in force as of the date hereof, all specific proposals to amend the Canadian Tax Act and the Canadian Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations relevant to an investment in Notes and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that this will be the case, and no assurance can be given that judicial, legislative or administrative changes will not modify or change the statements below.

The following is only a general summary of certain Canadian non-resident withholding and other tax provisions which may affect a Non-resident Holder of the Notes described in this pricing supplement. This summary is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-resident Holder and no representation with respect to the income tax consequences to any particular Non-resident Holder is made. Persons considering investing in the Notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of the Notes having regard to their own particular circumstances.

Interest (including amounts on account or in lieu of payment of, or in satisfaction of, interest) paid or credited, or deemed to be paid or credited on a Note to a Non-resident Holder will not be subject to Canadian non-resident withholding tax.

Generally, there are no other Canadian taxes on income (including taxable capital gains) payable by a Non-resident Holder under the Canadian Tax Act solely as a consequence of the acquisition, ownership or disposition of the Notes.

TD SECURITIES (USA) LLC	P-6

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TD Securities (USA) LLC, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TD Securities (USA) LLC will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the securities directly to investors. TD Securities (USA) LLC or other registered broker-dealers will offer the Notes at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $973.50 (97.35%) per $1,000 principal amount of the Notes. TD Securities (USA) LLC may receive a commission of up to $33.00 (3.30%) per $1,000 principal amount of the Notes and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.

We expect that delivery of the Notes will be made against payment for the Notes on or about June 30, 2015, which is the third (3rd) Business Day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus. For additional information as to the relationship between us and TD Securities (USA) LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the product prospectus supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, TD Securities (USA) LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

TD SECURITIES (USA) LLC	P-7